UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28980 / October 21, 2009

In the Matter of	:
	:
Servus Life Insurance Company Separate Account One	:
Seaview House	:
70 Seaview Avenue	:
Stamford, CT 06902-6040	:
	:
(811-09031)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Servus Life Insurance Company Separate Account One ("Applicant"), an investment
company registered under the Investment Company Act of 1940 ("1940 Act"), filed an
application on July 23, 2009 under Section 8(f) of the 1940 Act, requesting an order
declaring that it has ceased to be an investment company as defined by the 1940 Act.

On September 25, 2009, a notice of filing of the application was issued (Investment
Company Act Release No. 28930). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Applicant Servus Life Insurance Company Separate Account One (811-09031) under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary